                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                         (Title of Class of Securities)

                           599358207 (Preferred Stock)
                            599358108 (Common Stock)
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047

 (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 23, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 599358207 (Pfd.)
          599358108 (Common)

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               140,221 Shares of Preferred stock
                     180,518 Shares of Common stock assuming conversion of
                             Pfd. stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            140,221 Shares of Preferred stock
                     180,518 Shares of Common stock assuming conversion of
                             Pfd. stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                     -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,221 shares of Preferred stock 180,518 shares of Common stock assuming conversion of Preferred shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.64%   (Preferred Stock)
           0.042%  (Common Stock giving effect to conversion of Preferred stock)

14 TYPE OF REPORTING PERSON*
         PN, BD

                                  SCHEDULE 13D

CUSIP NO. 599358207 (Preferred)
          599358108 (Common)
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                        (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               12,740 Shares of Preferred stock
                     16,364 Shares of Common stock assuming conversion of
                            Pfd. stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              8,939 Shares of Preferred stock
                     11,314 Shares of Common stock assuming conversion of
                            Pfd. stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            12,740 Shares of Preferred stock
                     16,364 Shares of Common stock assuming conversion of
                            Pfd. stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      8,939  Shares of Preferred  stock 11,314  Shares of Common stock assuming conversion of
                             Pfd. stock
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,679 Shares of Preferred stock 27,678 Shares of Common stock assuming conversion of Pfd. stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.71% (Preferred Stock)
          0.007% (Common Stock giving effect to conversion of Preferred stock) 14 TYPE OF REPORTING PERSON*
         PN, BD, IA

Item 1.  Security and Issuer.

This statement refers to the Preferred Stock and Common Stock of Milestone Properties, Inc., 150 E. Palmetto Park Road, Boca Raton, Florida, 33432. Leonard
S. Mandor is the Chairman of the Board.

Item 2.  Identity and Background.

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Irwin D. Rowe is an Executive Vice President and also a director of LPC. Norman N. Mintz is a Vice President and also a director. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc. and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Irwin D. Rowe is a director of LHC, as are Robert Krones, Edward E. Matthews and Norman N. Mintz. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.

Shares of Preferred Stock and Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of transaction.

LAF and LPC have acquired shares of Preferred Stock and Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Preferred Stock and Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Stock as of April 23, 1998.


                          Shares of Pfd. Stock       Shares of Common Stock**

Loeb Arbitrage Fund              140,221             180,518

Loeb Partners Corporation*        21,679              23,846

The total shares of Preferred Stock constitute 5.36% the 3,019,000 outstanding shares of Preferred Stock as reported by the issuer. The Preferred Stock is convertible into Common Stock at the rate of 1.1 shares of Common Stock per share of Preferred Stock. The total shares of Common Stock would constitute 0.049% of the 4,213,000 shares of Common Stock outstanding assuming conversion only of the above shares of Preferred Stock.
-------------------------
* Including 8,939 shares of Preferred Stock and 11,314 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion. ** Assuming conversion of Preferred Stock.

(b) See paragraph (a) above.

(c) The following purchases of Preferred Stock and Common Stock have been made in the last sixty (60) days by the following:

                               Purchases of Preferred Stock
Holder                           Date     Shares     Average Price
Loeb Arbitrage Fund          02-24-98        806             $1.40
                             02-25-98       9240              1.40
                             02-27-98        100              1.40
                             03-04-98        350              1.40
                             03-05-98       8175              1.40
                             03-09-98        500              1.46
                             03-12-98        425              1.46
                             03-16-98       1210              1.46
                             03-17-98       1733              1.46
                             03-20-98        440              1.46
                             03-26-98        200              1.46
                             04-23-98      13800              1.77

Holder                           Date     Shares     Average Price
Loeb Partners Corp.*         02-24-98         94             $1.40
                             02-25-98       1460              1.40
                             03-04-98         50              1.40
                             03-05-98       1325              1.40
                             03-09-98        200              1.46
                             03-12-98         75              1.46
                             03-16-98        190              1.46
                             03-17-98        267              1.46
                             03-20-98         60              1.46
                             04-23-98       2200              1.77

                                 Purchases of Common Stock
Holder                           Date     Shares     Average Price
Loeb Arbitrage Fund          03-03-98       4300            $1.27
                             03-06-98      11650             1.395
                             03-12-98       4400             1.395
                             03-16-98       4400             1.395
                             04-09-98        925             1.702
                             04-16-98        300             1.702
                             04-16-98        300             1.702

Holder                           Date     Shares     Average Price
Loeb Partners Corp.*         03-03-98        700            $1.27
                             03-06-98       1850             1.395
                             03-12-98        600             1.395
                             03-16-98        600             1.395
                             04-09-98        175             1.7025

-----------------
*Including 8,939 shares of Preferred Stock and 1,482 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NYSE.

(d) and (e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 1998                             Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc.


                                    By: /s/ Arthur E. Lee
                                            Arthur E. Lee, President



May 5, 1998                              Loeb Partners Corporation


                                    By: /s/ Arthur E. Lee
                                            Arthur E. Lee
                                            Executive Vice President